UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NUZEE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

67073S307

(CUSIP Number)

Yujie Liu

Sertus Incorporations (Cayman) Limited, P.O. Box 2547,

Sertus Chambers, Governors Square, Suite #5-204,

23 Lime Tree Bay Avenue, Grand Cayman, K

Y1-1104 Cayman Islands

+852 46817425

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67073S307

1.	NAMES OF REPORTING PERSONS Yujie Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 115,473
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 115,473
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,473[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.33%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

1 Yuejie Liu beneficially owns 115,473 shares of common stock through her 100% ownership of YY Tech Inc.

2 This percentage is calculated based on (i) 1,298,414 shares of common stock issued and outstanding as of May 22, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 24, 2024; plus (ii) 866,048 shares issued on June 7, 2024, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 10, 2024.

CUSIP No. 67073S307

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities only): YY Tech Inc; EIN: N/A3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 115,473
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 115,473
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,473
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.33%[4]
12.	TYPE OF REPORTING PERSON (see instructions) CO

3 YY Tech Inc is a Cayman Islands entity, and it does not possess an Employer Identification Number (EIN).

4 This percentage is calculated based on (i) 1,298,414 shares of common stock issued and outstanding as of May 22, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 24, 2024; plus (ii) 866,048 shares issued on June 7, 2024, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 10, 2024.

Item 1.

(a)	Name of Issuer NUZEE, INC.

(b)	Address of Issuer’s Principal Executive Offices 2865 Scott St. Suite 107, Vista, California 92081

Item 2.

(a)	Name of Person Filing Yujie Liu YY TECH INC

(b)	Address or principal business office or, if none, residence

Yujie Liu: Sertus Incorporations (Cayman) Limited, P.O. Box 2547,Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1104 Cayman Islands.
YY TECH INC: Sertus Incorporations (Cayman) Limited, P.O. Box 2547,Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1104 Cayman Islands.

(c)	Citizenship Yujie Liu: China YY TECH INC: Cayman Islands

(d)	Title of Class of Securities Yujie Liu: Common Stock YY TECH INC: Common Stock

(e)	CUSIP Number 67073S307

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See response to Item 9 on each cover page.

(b)	Percent of class: See response to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote. See response to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote. See response to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of. See response to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of. See response to Item 8 on each cover page.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67073S307

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yujie Liu

6/14/2024
Date

/s/ Yujie Liu
Signature

Yujie Liu/Individual
Name/Title

YY TECH INC

6/14/2024
Date

/s/ Yujie Liu
Signature

Yujie Liu/Director
Name/Title

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement